UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

Provident New York Bancorp
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

744028101
(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X    Rule 13d-1(b)

___ Rule 13d-1(c)

___ Rule 13d-1(d)

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 744028101

1. Names of Reporting Persons.
IRS Identification Nos. of above persons (entities only).

Provident Bank Employee Stock Ownership Trust

2. Check the appropriate box if a member of a Group (See Instructions).
(a)
(b). **X**

3. SEC Use Only

4. Citizenship or Place of Organization –
NEW YORK

Number of Shares Beneficially Owned by Each Reporting Person With:	**5. Sole Voting Power --**
	6. Shared Voting Power -- 1,963,359
	7. Sole Dispositive Power -- 1,963,359
	8. Shared Dispositive Power --

9. Aggregate Amount Beneficially Owned by Each Reporting Person –

1,963,359

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

11. Percent of Class Represented by Amount in Row (9) --

4.93%

12. Type of Reporting Person (See Instructions) -- EP

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CUSIP No. 744028101

Item 1.
(a) Name of Issuer:			Provident New York Bancorp
(b) Address of Issuer’s Principal Executive Offices:			400 Rella Blvd.
Montebello, NY 10901-4241

Item 2.
(a) – (c) Name Principal Business Address and Citizenship of Person Filing:
Name:	Provident Bank Employee Stock Ownership Plan Trust
Address:	801 Warrenville Road
Suite #500
Lisle, IL 60532

Citizenship:	New York

(d) Title of Class of Securities -		Common Stock, $0.01 par value per share
(e) CUSIP No.		744028101

Item 3. If this statement is filed pursuant to Rule 13D-1(b) or 13D-2(b) or (c), check whether the person filing is a:
(a) through (j) – N/A
(f) X An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

Item 4. Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) 1,963,359
(b) 4.93%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
(ii) Shared power to vote or to direct the vote: 1,963,359
(iii) Sole power to dispose or to direct the disposition of: 1,963,359
(iv) Shared power to dispose or to direct the disposition of:

Item 5. Ownership of Five Percent of Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. X

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CUSIP No. 744028101

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security
Being Reported on By the Parent Holding Company
N/A

Item 8. Identification and Classification of Members of the Group
N/A

Item 9. Notice of Dissolution of Group
N/A

Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of having or influencing the control of the issuer of the securities and are not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Patrick DeCraene
Patrick J. DeCraene
Vice President, GreatBanc Trust Company, as Trustee
March 24, 2009

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